Soligenix, Inc.

29 Emmons Drive, Suite B-10

Princeton, NJ 08540

April 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Soligenix, Inc. Withdrawal of Request for Acceleration of Effectiveness of Registration Statement Registration Statement on Form S-1, as amended Commission File No. 333-276511

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 2, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for April 3, 2024, at 4:30 p.m. Eastern Daylight Time. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Soligenix, Inc.

By: /s/ Christopher J. Schaber
Christopher J. Schaber, PhD

President and Chief Executive Officer

cc: Driscoll R. Ugarte, Esq.

Duane Morris LLP